UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-27336

    (Check One): _ Form 10-K X Form 20-F _ Form 11-K _ Form 10-Q _ Form 10-D

                         _ Form N-SAR    _ Form N-CSR


                       For Period Ended: December 31, 2004

                        _ Transition Report on Form 10-K
                        _ Transition Report on Form 20-F
                        _ Transition Report on Form 11-K
                        _ Transition Report on Form 10-Q
                        _ Transition Report on Form N-SAR

                   For the Transition Period Ended: __________


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify
the item(s) to which the notification relates:        Not Applicable


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:    SVG Capital, plc

Former name if applicable:  Schroder Ventures International Investment Trust plc

Address of principal executive office (Street and number):  31 Gresham Street

City, state and zip code:   London, EC2V 7QA England


                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
   X calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant is unable to prepare all of the materials required in order to permit an accurate and complete filing of the registrant's Annual Report on Form 20-F for the fiscal period ended December 31, 2004, on a timely basis, without unreasonable effort and expense. The registrant expects that it will file the Form 20-F no later than July 15, 2005.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John Spedding,
     for and on behalf of
     Schroder Investment
     Management Limited, Secretaries   (011-44-20)           7658-3206
                (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  X Yes   _ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  _ Yes   X No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 SVG CAPITAL PLC
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 30, 2005                         By: /s/ JOHN SPEDDING

                                                John Spedding, for and on
                                                behalf of Schroder Investment
                                                Management Limited, Secretaries